December 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Venu Holding Corporation
Registration Statement on Form S-3
Registration No. 333-291873

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Venu Holding Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Monday, December 8, 2025, or as soon thereafter as practicable unless we or our outside counsel, Dykema Gossett PLLC, request by telephone that such Registration Statement be declared effective at some other time.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

If you have any questions regarding this request, please contact Peter F. Waltz of Dykema Gossett PLLC at (414) 488-7321.

Very truly yours,

VENU HOLDING CORPORATION

By:	/s/ JW Roth
Name:	JW Roth
Title:	Chief Executive Officer and Chairman